FOR IMMEDIATE RELEASE                                                                                     January 22, 2004

Ikona Gear International, Inc. Announces Board Change

Vancouver, British Columbia - Ikona Gear International, Inc. ("Ikona") (OTCBB: IKGI) announced today that Richard Achron, a director and past-President of Oban Mining, Inc., (Ikona's corporate name prior to recapitalization in October 2003) has resigned from Ikona's Board of Directors effective immediately, and has returned 500,000 shares of common stock to Ikona for cancellation. As a result of the share cancellation, Ikona's issued and outstanding share capital will reduce to 21,355,633 from its present 21,855,633. Ikona's Directors would like to thank Richard for his services and wish him well in his future endeavors.

For further information contact:

Laith Nosh, Chief Executive Officer and President
(604) 685-5510